PAYROLL4FREE.COM

Thank you all SO MUCH!


TICK-TOCK

Hi <<First Name>>,

WOW!! The Early Bird Bonus perk on our Wefunder campaign is running out quickly ⏳ ! **Thanks to you, we have already raised over $140,000** in under two weeks!

The best part? All those investment commitments came from only 55 individuals! **That is an average of $2568 per investor** (compared to our last campaign, where this average was just $826). With the minimum investment being just $250, that says a LOT about your faith in us!

Seriously, we are humbled and profoundly grateful 🙌 🤩 !

And we LOVE ❤️ the fact that **almost all of you took advantage of the free**

whatever the fee happens to be in the future) per month **FOREVER**.

And.......our campaign is **STILL not published yet** to the hundreds of thousands of Wefunder registered investors (Form C filing is still pending 🗂️), so if you have been putting off making your investment, you may want to do it right now, while the discount is still available!

If you did not yet have a chance to review our profile, we hope that you will take some time to do so (if you missed our intro email, you can find a copy here).

I want to invest!

Thank you, once again, for your support and desire to help us help other small businesses across America.

To a bright future ✨ !

Mike

Reminder: if you are planning on taking advantage of the free Payroll Tax Service for life perk, please invest using the email address associated with your Payroll4Free.com account in order to get credited.

Required SEC language until Form C is filed:
We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.